SUB-ITEM 77C







Results of Annual Meeting of Shareholders

The Annual Meeting of Shareholders of Western Asset Emerging Markets Debt Inc. was held on April 28, 2017, for the purpose of considering and voting upon the election of Directors.

Election of directors

The following table provides information concerning the matter voted upon at the meeting:


Nominees
Votes For
Votes
Withheld
Robert D. Agdern
48,607,634
1,944,671
Eileen A. Kamerick
48,619,191
1,933,114
Riordan Roett
48,165,444
2,386,861